

Mail Stop 4561

June 17, 2016

David H. Clarke
Chief Executive Officer
Monster Digital, Inc.
2655 Park Center Drive, Unit C
Simi Valley, California 93065

> **Re:** **Monster Digital, Inc. (f/k/a Tandon Digital, Inc.)**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 7, 2016**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 9, 2016**
> **File No. 333-207938**

Dear Mr. Clarke:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to page numbers are to those in your amendment filed June 9, 2016.

General

1.   Mr. Jawahar Tandon appears to have signed the registration statement in his capacity as Executive Chairman of the Board, and is referenced as Executive Chairman of the Board on pages 4, 29 and 83. Yet disclosures elsewhere in your document indicate that Mr. Tandon stepped down as Executive Chairman in May 2016. Revise to ensure that Mr. Tandon's position with the Company is described consistently throughout the document, including the signature page.

2.　　　　We are unable to locate exhibit 10.16, which according to your exhibit index is a manufacturing agreement with Shuoying Digital Science & Technology (China) Co., Ltd. Please file this agreement with your next amendment.

Prospectus Summary

Growth Strategy, page 2

3.　　　　We note your updated disclosure regarding preliminary discussions relating to the manufacture and sourcing of new products that you expect to introduce within the next three to nine months. To the extent that you elect to discuss these expected product launches, you should balance your disclosure so that it reflects clearly the uncertainties associated with such launches.

"Conversion of Indebtedness and issuance and conversion of Series A …," page 4

4.　　　　The legalistic recitation of the terms of conversion, cancelation of shares, and corresponding issuances of shares by the Company makes the substance of the disclosure in this section difficult to understand. Please revise to provide a clear and concise explanation of the recent developments you reference, avoiding legal jargon and focusing on the information that is material to an understanding of the offering. You may wish to provide a summary accompanied by a cross-reference to a more detailed discussion of these developments elsewhere.

Litigation, page 73

5.　　　　We note that certain legal proceedings have not been updated in your recent amendments. For example, the most recent developments pertaining to the proceedings involving Memphis Electronics, Phison Electronics Corp. and Unigen Corporation date back to March 9, 2015, August 18, 2015, and August 28, 2015, respectively. Please update the status of all the referenced proceedings to the most recent practicable date. Further, to the extent there are material developments regarding the patent infringement allegations by GoPro, Inc., ensure that you update your discussion here and in risk factors.

Executive Compensation

Summary Compensation Table, page 79

6.　　　　Your table does not appear to include the two most highly paid individuals, other than your principal executive officer, serving at the end of the last completed fiscal year. Refer to Item 402(m)(2)(ii) of Regulation S-K. Additionally, please provide us with your analysis as to why you did not include Mr. Olert in the table.   Refer to Item 402(m)(2)(iii).

7.   Please revise the summary compensation table to reflect the positions held by the named executive officers during the periods indicated. For example, Mr. Jawahar Tandon should be identified in the table as Chief Executive Officer since he served in that capacity in 2014 and 2015. Similarly, Mr. Vivek Tandon should be identified in the table as Chief Operating Officer since he served in that capacity for a portion of 2015, however this is not reflected in the table. You may include footnotes to the table to clarify changes in positions held during 2015 and 2016.

Principal Stockholders, page 91

8.   You disclose that the information presented in this section sets forth beneficial ownership as of March 31, 2016. Please update your disclosure to ensure that you provide information on the beneficial ownership of your principal stockholders as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

        Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel
                                                Office of Information Technologies
                                                and Services

cc: Thomas Poletti, Esq.
        Manatt, Phelps & Phillips LLP